Exhibit 4.114
CLASS C PREFERENCE SHARE SUBSCRIPTION
AGREEMENT
between
THE TRUSTEES FOR THE TIME BEING OF THE DRDSA EMPOWERMENT
TRUST
and
BLYVOORUITZICHT GOLD MINING COMPANY LIMITED

1 INTERPRETATION ..........................................................................
3
2 RECORDALS ..................................................................................
6
3 SUSPENSIVE CONDITIONS ..........................................................
7
4 SUBSCRIPTION ALLOTMENT AND ISSUE....................................
8
5
RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO
THE CLASS C PREF SHARE............................................................
8
6 BREACH...........................................................................................
8
7 GENERAL
WARRANTIES...............................................................
9
8 CO-OPERATION ............................................................................
10
9 PUBLICITY.......................................................................................
10
10 DISPUTE
RESOLUTION................................................................
11
11 BENEFIT OF THE AGREEMENT.................................................
12
12 NOTICES
AND
DOMICILIA...............................................................
12
13 GENERAL.....................................................................................
14
14 APPLICABLE
LAW
AND
JURISDICTION ...........................................
15
15 COSTS ........................................................................................
15
16 SIGNATURE.................................................................................
15
ANNEXES
ANNEXE "A"
RIGHTS, PRIVILEGES AND RESTRICTIONS OF THE CLASS C
CUMULATIVE PARTICIPATING PREFERENCE SHARE

WHEREBY THE PARTIES AGREE AS FOLLOWS -
1             INTERPRETATION
1.1          In this Agreement-
1.1.1 clause headings are for convenience only and re not to be used I its interpretation;
1.1.2 an expression which denotes -
1.1.2.1 any gender includes the other genders;
1.1.2.2 a natural person includes a juristic person and
vice versa;
and
1.1.2.3 the singular includes the plural and
vice versa.
1.2 In this Agreement, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings -
1.2.1 "Act" means the Companies Act, 1973;
1.2.2 "AFSA" means the Arbitration Foundation of Southern Africa;
1.2.3     "Agreement" means this Class C Preference Share Subscription
Agreement;
1.2.4
"Class C Pref Share" means a Class C cumulative participating preference share in the share capital of the Company with a par value of R1.00 (one rand), and having the rights, privileges and restrictions contained in annexe
"A";
1.2.5
"Closing Date" means the 1
5
' (first) business day after the date upon
which the last of the Suspensive Conditions has been fulfilled or waived, as the case may be;

1.2.6
"Company" means Blyvooruitzicht Gold Mining Company Limited, registration number 1937/009743/06, a limited liability public company duly incorporated in the Republic of South Africa;
1.2.7
"DRDSA" means DRDGOLD South African Operations (Proprietary)
Limited, registration number 2005/033662/07, a limited liability private company duly incorporated in the Republic of South Africa;
1.2.8
"Khumo Gold SPV" means Khumo Gold SPV (Proprietary) Limited, registration number 2005/029595/07, a limited liability private company duly incorporated in the Republic of South Africa;
1.2.9
"DRDGOLD"
means DRDGOLD Limited, registration number
1895/000926/06, a limited liability public company duly incorporated in the
Republic of South Africa;
1.2.10
"Nominated Attorneys" means Cliffe Dekker Incorporated, registration number 1998/018173/21, a firm of attorneys incorporated as a private company in the Republic of South Africa in accordance with section 53(b) of the Act;
1.2.11
"Parties" means the parties to this Agreement;
1.2.12
"Signature Date" means the date of signature of this Agreement by the
Party last signing;
1.2.13
"Subscription Price" means the amount of R1,535,400.00 (one million five hundred and thirty five thousand four hundred rand);
1.2.14
"Suspensive Conditions" means the suspensive conditions contained in clause 3.1;
1.2.15    "Trust" means the DRDSA Empowerment Trust, an inter vivos trust established by oral agreement between Khumo Gold SPV, Masecheaba
Palesa Moletsane Ncholo and Mervin Percival Thulo Mogotsi on 07
September 2006; and
1.2.16
"Trust Loan Agreement" means the Loan Agreement entered into or to be entered into between DRDGOLD and the Trust contemporaneously with the entering into of this Agreement, and in terms of which DRDGOLD will lend and advance to the Trust an amount of R14,128,800.00 (fourteen million one hundred and twenty eight thousand eight hundred rand).
1.3
Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 1 or elsewhere in this
Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.
1.4
Words and expressions defined in any clause will, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.
1.5
Subject to the provisions of clauses 1.6 and 1.11, defined terms appearing in this Agreement in title case will be given their meaning as defined, while the same terms appearing in lower case will be interpreted in accordance with their plain English meaning.
1.6
A reference to any statutory enactment will be construed as a reference
to
that enactment as at the Signature Date and as amended or substituted from time to time.
1.7
Reference to "days" will be construed as calendar days unless qualified by the word "business", in which instance a "business day" will be any day other than a Saturday, Sunday or public holiday as gazetted by the government of the
Republic of South Africa from time to time. Any reference to "business hours"
shall be construed as being the hours between 08h30 and 17h00 on any business day. Any reference to time shall be based upon Central African Time.
1.8
Unless specifically otherwise provided, any number of days prescribed will be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.

1.9 Where figures are referred to in numerals and in words, and there is any conflict between the two, the words will prevail, unless the context indicates a contrary intention.
1.10 No provision herein will be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.
1.11 in this Agreement the words "clause" or "clauses" refer to clauses of this
Agreement.
2
RECORDALS
2.1 In terms of the Trust Loan Agreement, DRDGOLD will lend and advance an amount of R14,128,800.00 (fourteen million one hundred and twenty eight thousand eight hundred rand) to the Trust, on condition, inter alia, that the Trust applies the proceeds of the said subscription to subscribe for inter alia the Class
C Pref Share.
2.2 The Trust has agreed to subscribe for, and the Company has agreed to allot and issue to the Trust, the Class C Pref Share upon the terms and conditions contained in this Agreement.
2.3 The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.
3
SUSPENSIVE CONDITIONS
3.1 This Agreement, save for the provisions of clause 1, this clause 3, and clauses 6 to 16 which will become effective immediately, shall be subject to the suspensive conditions that, by no later than 30 November 2006 –
3.1.1 the Trust Loan Agreement has been entered into and has become unconditional in accordance with its terms, save in respect of any condition requiring that this Agreement becomes unconditional; and

3.1.2 all such resolutions have been passed by the shareholders and directors of the Company and, where required, registered by the Registrar of Companies, as may be necessary in order to approve and implement the provisions of this
Agreement.
3.2 The Suspensive Conditions have been inserted for the benefit of both Parties and may therefore only be waived by agreement in writing between the Parties.
3.3 Each of the Parties will use commercially reasonable endeavours and the
Parties will co-operate in good faith to procure the fulfilment of the Suspensive
Conditions as soon as reasonably possible after the Signature Date.
3.4 Unless all the Suspensive Conditions have been fulfilled or waived by not later than the date specified for fulfilment thereof set out above (or such later date or dates as may be agreed in writing between the Parties) the provisions of this
Agreement, save for the provisions of clause 1, this clause 3, and clauses 6 to
16 which will become effective immediately, will never become of any force or effect and the status quo ante will be restored as near as may be and neither of the Parties will have any claim against the other in terms hereof or arising from the failure of the Suspensive Conditions, save for any claims arising from a breach of the provisions of clause 3.3.
4
SUBSCRIPTION, ALLOTMENT AND ISSUE
4.1 The Trust hereby, but with effect from the Closing Date, subscribes for the
Class C Pref Share at the Subscription Price.
4.2 The Trust shall pay the Subscription Price on the Closing Date in cash by causing the Nominated Attorneys to electronically transfer such portion of the subscription price payable by DRDGOLD to the Nominated Attorneys in trust in terms of the Trust Loan Agreement as is equal to the Subscription Price, into such banking account as the Company may notify the Nominated Attorneys in writing.

4.3 On the Closing Date, against compliance by the Trust with the obligation to pay the Subscription Price, the Company shall allot and issue the Class C
Pref Share and shall deliver the share certificate in respect thereof to the
Trust.
4.4 The creation duty payable on the creation of the Class C Pref Share shall be borne and paid by the Company.
5
RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE CLASS
C PREF SHARE
The Class C Pref Share shall have the rights, privileges and restrictions set out in annexe "A".
6
BREACH
6.1 If, before the completion of the allotment and issue of the Class C Pref Share, either Party commits a breach of its obligations under this Agreement, and if the breach in question is not remedied before the expiry of a period of 48 (forty eight) hours after the aggrieved Party has given notice to the other Party to remedy same, the aggrieved party shall be entitled to cancel this Agreement on written notice to the other Party.
6.2 The Parties agree that after the subscription by the Trust for, and the allotment and issue by the Company of, the Class C Pref Share in terms of this
Agreement, the cancellation of this Agreement in the event of a breach would be an inappropriate and insufficient remedy and that irreparable damage would occur if the provisions of this Agreement were not complied with. It is accordingly agreed that, in the event of a breach, the aggrieved Party shall be entitled
(without prejudice to any other rights which it may have in law save for the right to cancel the Agreement) to an order for specific performance and to recover any damages which it may have suffered.
6.3 Subject to the provisions of clause 6.2, this Agreement and the Trust Loan

Agreement form part of one indivisible transaction. Should either this Agreement or the Trust Loan Agreement be terminated for any reason whatsoever, the other of them shall terminate simultaneously.
7
GENERAL WARRANTIES
Each of the Parties hereby warrants to and in favour of the other that —
7.1
it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement; and
7.2
this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms.
8         CO-OPERATION
8.1
The Parties undertake at all times to co-operate with each other in good faith in order to carry out this Agreement and to implement all transactions and steps contemplated herein. The Parties further undertake not to take any action or to omit taking any action which will result in delaying or impeding the implementation of this Agreement.
9
PUBLICITY
9.1
Subject to the provisions of clause 9.3, each Party undertakes to keep confidential and not to disclose to any third party, save as may be required in law
(including by the rules of any recognised securities exchange) or permitted in terms of this Agreement, the nature, content or existence of this Agreement and any and all information given by a Party to the other Party pursuant to this
Agreement.
9.2
No announcements of any nature whatsoever shall be made by or on behalf of a
Party relating to this Agreement without the prior consent of the other Party, save for any announcement or other statement required to be made in terms of the provisions of any law (or the rules of any recognised securities exchange) in which event the Party obliged to make such statement shall first consult with the other Party in order to enable them in good faith to attempt to agree the content of such announcement, which (unless agreed) must go no further than is required in terms of such law or rules. This shall not apply to a Party wishing to respond to the other Party which has made an announcement of some nature in breach of this clause 9.
9.3 The provisions of this clause 9 shall not apply to any disclosure made by a Party to its professional advisors or consultants, provided that they have agreed to the same confidentiality undertakings, or to any judicial or arbitral tribunal or officer, in connection with any matter relating to this Agreement or arising out of it.
10
DISPUTE RESOLUTION
10.1 In the event of there being any dispute or difference between the Parties arising out of this Agreement, or in connection with it, or regarding its interpretation, validity, execution, implementation, termination or cancellation, the said dispute or difference shall on written demand by either Party be submitted to arbitration in Johannesburg in accordance with the AFSA rules for commercial arbitration.
10.2   Should AFSA, as an institution, not be operating at that time or not be accepting requests for arbitration for any reason, then the arbitration shall be conducted in accordance with the AFSA rules for commercial arbitration, but administered by the attorneys of the Parties, before an arbitrator appointed by agreement between the Parties or failing agreement within 10 (ten) business days of the demand for arbitration, then either Party shall be entitled to forthwith call upon the chairperson of the Johannesburg Bar Council to nominate the arbitrator, provided that the person so nominated shall be an advocate of not less than 10
(ten) years standing as such. The person so nominated shall be accepted by and appointed as the arbitrator by the Parties. In the event of the attorneys of the
Parties failing to agree on any matter relating to the administration of the arbitration, such matter shall be referred to and decided by the arbitrator whose decision shall be final and binding on the Parties.

10.3 Either Party may appeal the decision of the arbitrator or arbitrators in terms of the
AFSA rules for commercial arbitration.
10.4 Nothing herein contained shall be deemed to prevent or prohibit a Party from applying to the appropriate court for urgent relief or for judgment in relation to a liquidated claim.
10.5
Any arbitration in terms of this clause 10 shall be conducted in camera and the
Parties shall treat as confidential and not disclose to any third party details of the dispute submitted to arbitration, the conduct of the arbitration proceedings or the outcome of the arbitration, without the written consent of the other Party.
10.6    The provisions of this clause 10 will continue to be binding on the Parties notwithstanding any termination or cancellation of the Agreement.
10.7 The Parties agree that the written demand by a Party in terms of clause 10.1 that the dispute or difference be submitted to arbitration, is to be deemed to be a legal process for the purpose of interrupting extinctive prescription in terms of the
Prescription Act, 1969.
11      BENEFIT OF THE AGREEMENT
This Agreement will be also for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or either of them.
12
NOTICES AND DOMICILIA
12.1
The Parties choose as their respective domicilia citandi et executandi for the purpose of legal proceedings and for the purposes of giving or sending any notice provided for or necessary in terms of this Agreement, the following addresses and telefax numbers for each of them -

Name                             Physical Address
Telefax
Trust The Birches +27 (0)11 457 6901
Riverwoods Office Park
Johnson Road
Bedfordview
Marked for the attention of: Dr Paseka Ncholo
Name                             Physical Address
Telefax
Company 4 Ebsco House +27 (0)11 482 4641
299 Pendoring Ave
Blackheath
Marked for the attention of: N Pretorius
provided that a Party may change its domicilium to any other physical address or telefax number within the Republic of South Africa by written notice to the other Party to that effect. Such change of address will be effective 5 (five) business days after receipt of the notice of the change of domicilium.
12.2 All notices to be given in terms of this Agreement will be in writing and will -
12.2.1 be delivered by hand or sent by telefax;
12.2.2 if delivered by hand during business hours, be presumed to have been received on the date of delivery. Any notice delivered after business hours or on a day which is not a business day will be presumed to have been received on the following business day; and
12.2.3 if sent by telefax during business hours, be presumed to have been received on the date of successful transmission of the telefax. Any telefax sent after business hours or on a day which is not a business day will be presumed to have been received on the following business day.
12.3 Notwithstanding the above, any notice given in writing, and actually received by the Party to whom the notice is addressed, will be deemed to have been properly given and received, notwithstanding that such notice has not been given in accordance with this clause.
12.4        The Parties record that whilst they may correspond via email during the currency of this Agreement for operational reasons, no formal notice required in terms of this Agreement, nor any amendment of or variation to this Agreement may be given or concluded via email.
13
GENERAL
13.1 This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement will be binding on either of the Parties.
13.2 No variation, addition, deletion, or agreed cancellation will be of any force or effect unless in writing and signed by or on behalf of the Parties. Failure or delay on the part of either Party in exercising any right, power or privilege hereunder will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
13.3 All provisions and the various clauses and sub-clauses of this Agreement are, notwithstanding the manner in which they have been grouped together or linked grammatically, severable from each other. Any provision, clause or sub-clause of this Agreement which is or becomes unenforceable in any jurisdiction, whether due to voidness, invalidity, illegality, unlawfulness or for any other reason whatever, shall, in such jurisdiction only and only to the extent that it is so unenforceable, be treated as pro non scripto and the remaining provisions, clauses and sub-clauses of this Agreement shall remain of full force and effect.
13.4 Neither this Agreement nor any part, share or interest therein nor any rights or obligations hereunder may be ceded, assigned, or otherwise transferred without the prior written consent of the other Party.
13.5 This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same agreement as at the date of signature of the Party last signing one of the counterparts.
14
APPLICABLE LAW AND JURISDICTION
14.1 This Agreement will in all respects be governed by and construed under the laws of the Republic of South Africa.
14.2 Subject to the provisions of clause 10, the Parties hereby consent and submit to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High
Court of the Republic of South Africa in any dispute arising from or in connection with this Agreement. The Parties agree that any costs awarded will be recoverable in accordance with the High Court tariff, determined on an attorney-
and-own-client scale.
15       COSTS
It is recorded that the fees and disbursements of the Nominated Attorneys of and incidental to the negotiation, drafting, preparation and implementation of this
Agreement will be borne and paid by DRDSA. All further legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Agreement will be paid by the Party incurring such costs.
16       SIGNATURE
Signed on behalf of the Parties as set out below, each signatory hereto warranting that he or she has due authority to do so -

Signed at _______Bedfordview__________ on 24 October _______________ 2006.
For and on behalf of
THE TRUSTEES FOR THE TIME BEING
OF THE DRDSA EMPOWERMENT
TRUST

_______________________________
/s/ T Mogotsi
Trustee
,
SIGNED at __________________________on 30 November ______________2006.
For and on behalf of
BLYVOORUITZICHT GOLD MINING
COMPANY LIMITED

________________________________
Signature:
Name of Signatory:
/s/ LC Lamsley
Designation of Signatory: COO

TERMS AND CONDITIONS OF THE CLASS C CUMULATIVE
PARTICIPATING PREFERENCE SHARE
1 In this annexe "A", unless the context otherwise indicates, the following terms shall have the meanings assigned to them hereunder -
1.1
"Act" means the Companies Act, 1973;
1.2
"Company" means Blyvooruitzicht Gold Mining Company Limited, registration number 19371009743/06, a limited liability public company duly incorporated in the
Republic of South Africa;
1.3
"Class A Pref Share" means the existing Class A cumulative participating preference share in the share capital of the Company with a par value of R1.00
(one rand);
1.4
"Class B Pref Share" means a Class B cumulative participating preference share in the share capital of the Company with a par value of R1.00 (one rand);
1.5
"Class C Pref Share" means a Class C cumulative participating preference share in the share capital of the Company with a par value of R1.00 (one rand), and having the rights, privileges and restrictions contained in annexe "A";
1.6
"Dividend Date" means the last business day of each successive Dividend Period on which date the Preference Dividend owing to the Holder is calculated and becomes due and payable;
1.7
"Dividend Period" means successive periods of 3 (three) months each, commencing on the 1st (first) day following the preceding Dividend Period and ending on the last business day of each of December, March, June and September in each year, provided that the 15t (first) Dividend Period will commence on the lst
(first) day following the Issue Date;
1.8
"DRDGOLD" means DRDGOLD Limited, registration number 1895/000926/06, a limited liability public company duly incorporated in the Republic of South Africa;
1.9
"Holder" means the holder of the Class C Pref Share from time to time;
1.10
"Issue Date" means the actual date of issue of the Class C Pref Share;
1.11
"Preference Dividend" means the preferential cash dividend payable to the
Holder in accordance with the provisions of clause 3.1;
1.12
"Shareholder Loans" means the loans advanced by DRDGOLD to the
Company on loan account; and
1.13
"Subscription Price" means the amount of R1,535,400.00 (one million five hundred and thirty five thousand four hundred rand).
2 The Class C Pref Share will be allotted and issued at par plus a premium in the aggregate equal to the Subscription Price.
3 The Class C Pref Share will carry the following special rights and will be subject to the following special conditions -
3.1 The Class C Pref Share carries the right in favour of the Holder to call for and receive, after the payment of the preference dividend payable on the Class A Pref
Share, contemporaneously with the payment of the preference dividend payable on the Class B Pref Share, but in priority to any dividend on any other class of shares for the time being issued by the Company, a preferential dividend in an amount of
R0.06 (six cents) (less any Secondary Tax on Companies, or any other dividend tax imposed in its stead which the Company becomes obliged to pay on every dividend of R0.06 (six cents)) for every R0.74 (seventy four cents) that the
Company pays to DRDGOLD or its successor in title, both towards capital and interest on capital in terms of the Shareholder Loans.
3.2
Each Preference Dividend shall accrue in favour of the Holder immediately upon payment of any amount towards the Shareholder Loans and shall become payable on the next Dividend Date.
3.3
The Class C Pref Share shall entitle the Holder to receive Preference Dividends until the outstanding balance on the Shareholder Loans has been reduced to Nil.
3.4
On a winding-up of the Company or on any repayment of its capital, the Class C
Pref Share shall rank, in regard to all arrears of Preference Dividends (whether declared or not) calculated to the date of the distribution or repayment, after the
Class A Pref Share, equally with the Class B Pref Share, but in priority to any other shares for the time being issued by the Company.
3.5
The Class C Pref Share shall not be entitled to any further (in addition to what is contained herein) participation in the profits or assets of the Company or, on its winding-up, in the distribution of its surplus assets.
3.6
The Holder shall be entitled to receive notice of and be entitled to attend but not to vote at any general meeting of the Company in respect of the Class C Pref Share unless, any Preference Dividend remains in arrear and unpaid for a period of 7
(seven) days after a Dividend Date, or a resolution is to be proposed at the general meeting
3.6.1
which directly or indirectly adversely affects the rights attached to the Class C
Pref Share or directly affects the interests of the Holder; or
3.6.2
for the disposal of the whole or substantially the whole of the undertaking of the
Company or the whole or the greater part of the assets of the Company, in which event the Holder shall be entitled to vote on any such resolution.
3.7
The Holder shall, when it is entitled to vote and is present in person or is represented by a representative or by a proxy at a general meeting, have -
3.7.1
one vote on a show of hands;
3.7.2
so many votes on a poll as is determined in accordance with section 195 of the
Act.
3.8
Notwithstanding anything to the contrary herein contained -
3.8.1
the terms of the Class C Pref Share may not be cancelled, varied or added to;
and
3.8.2
other than the existing Class A Pref Share and the Class B Pref Share,no shares in the capital of the Company, ranking, as regards rights to dividends or, on a winding-up or return of capital, in priority to or pari passe with the Class C
Pref Share shall be created or issued, without a special resolution of the
Company and without the consent in writing of the Holder.
3.9
A certificate issued by the auditors of the Company for the time being as to the
Preference Dividends due from time to time shall, unless and until the contrary is proved, be binding on the Company and all its members.
3.10   The Company shall not be liable to the Holder for interest on any unclaimed
Preference Dividend. The Company shall retain all unclaimed monies until they are claimed; provided that any amount remaining unclaimed for a period of 12 (twelve)
years shall be forfeited by the Holder to the Company.

CLASS C PREFERENCE SHARE SUBSCRIPTION
AGREEMENT
between
THE TRUSTEES FOR THE TIME BEING OF THE DRDSA EMPOWERMENT
TRUST
and
CROWN GOLD RECOVERIES (PROPRIETARY) LIMITED

1 INTERPRETATION..............................................................................
3
2 RECORDALS.......................................................................................
6
3 SUSPENSIVE
CONDITIONS.................................................................
7
4 SUBSCRIPTION, ALLOTMENT AND ISSUE........................................
8
5
RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE
CLASS C PREF SHARE ...................................................................
8
6 BREACH ..............................................................................................
8
7 GENERAL
WARRANTIES ....................................................................
9
8 CO-OPERATION ..................................................................................
10
9 PUBLICITY ............................................................................................
10
10 DISPUTE
RESOLUTION......................................................................
11
11 BENEFIT OF THE AGREEMENT........................................................
12
12 NOTICES
AND
DOMICILIA .....................................................................
12
13 GENERAL.............................................................................................
14
14 APPLICABLE LAW AND JURISDICTION............................................
15
15 COSTS.................................................................................................
15
16 SIGNATURE.........................................................................................
15
ANNEXES
ANNEXE "A"    RIGHTS, PRIVILEGES AND RESTRICTIONS OF THE CLASS C
CUMULATIVE PARTICIPATING PREFERENCE SHARE

WHEREBY THE PARTIES AGREE AS FOLLOWS -
1  INTERPRETATION
1.1           In this Agreement-
1.1.1 clause headings are for convenience only and are not to be used in its interpretation;
1.1.2 an expression which denotes -
1.1.2.1 any gender includes the other genders;
1.1.2.2
a natural person includes a juristic person and vice versa; and
1.1.2.3
the singular includes the plural and vice versa
1.2 In this Agreement, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings -
1.2.1   "Act" means the Companies Act, 1973;
1.2.2   "AFSA" means the Arbitration Foundation of Southern Africa;
1.2.3   "Agreement" means this Class C Preference Share Subscription Agreement;
1.2.4   "Class C Pref Share" means a Class C cumulative participating preference share in the share capital of the Company with a par value of 81.00 (one rand), and having the rights, privileges and restrictions contained in annexe "A";
1.2.5   "Closing Date" means the 1
s1
(first) business day after the date upon which the
last of the Suspensive Conditions has been fulfilled or waived, as the case may be;

1.2.6  "Company" means Crown Gold Recoveries (Proprietary) Limited, registration number 1988/0055115/07, a limited liability private company duly incorporated in the Republic of South Africa;
1.2.7  "DRDGOLD" means DRDGOLD Limited, registration number 1895/000926/06, a limited liability public company duly incorporated in the Republic of South Africa;
1.2.8  "DRDSA" means DRDGOLD South African Operations (Proprietary) Limited,
registration number 2005/033662/07, a limited liability private company duly incorporated in the Republic of South Africa;
1.2.9  "Khumo Gold SPV" means Khumo Gold SPV (Proprietary) Limited, registration number 2005/029595/07, a limited liability private company duly incorporated in the Republic of South Africa;
1.2.10  "Nominated Attorneys" means Cliffe Dekker Incorporated, registration number
1998/018173/21, a firm of attorneys incorporated as a private company in the
Republic of South Africa in accordance with section 53(b) of the Act;
1.2.11  "Parties" means the parties to this Agreement;
1.2.12  "Signature Date" means the date of signature of this Agreement by the Party last signing;
1.2.13  "Subscription Price" means the amount of R1,091,400.00 (one million ninety one thousand four hundred rand);
1.2.14  "Suspensive Conditions" means the suspensive conditions contained in clause 3.1;
1.2.15  "Trust" means the DRDSA Empowerment Trust, an inter vivos trust established by oral agreement between Khumo Gold SPV, Masecheaba Palesa
Moletsane Ncholo and Mervin Percival Thulo Mogotsi on 07 September 2006;
and
1.2.16  Trust Loan Agreement" means the Loan Agreement entered into or to be entered into between DRDGOLD and the Trust contemporaneously with the entering into of this Agreement, and in terms of which DRDGOLD will lend and advance to the Trust an amount of R14,128,800.00 (fourteen million one hundred and twenty eight thousand eight hundred rand).
1.3
Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 1 or elsewhere in this
Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.
1.4
Words and expressions defined in any clause will, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.
1.5
Subject to the provisions of clauses 1.6 and 1.11, defined terms appearing in this
Agreement in title case will be given their meaning as defined, while the same terms appearing in lower case will be interpreted in accordance with their plain
English meaning.
1.6
A reference to any statutory enactment will be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.
1.7
Reference to "days" will be construed as calendar days unless qualified by the word "business", in which instance a "business day" will be any day other than a
Saturday, Sunday or public holiday as gazetted by the government of the
Republic of South Africa from time to time. Any reference to ''business hours"
shall be construed as being the hours between 08h30 and 17h00 on any business day. Any reference to time shall be based upon Central African Time.
1.8
Unless specifically otherwise provided, any number of days prescribed will be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.
1.9
Where figures are referred to in numerals and in words, and there is any conflict between the two, the words will prevail, unless the context indicates a contrary intention.
1.10 No provision herein will be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.
1.11    In this Agreement the words "clause" or "clauses" refer to clauses of this
Agreement
2
RECORDALS
2.1 In terms of the Trust Loan Agreement, DRDGOLD will lend and advance an amount of R14,128,800.00 (fourteen million one hundred and twenty eight thousand eight hundred rand) to the Trust, on condition, inter elle, that the Trust applies the proceeds of the said subscription to subscribe for inter elle the Class
C Pref Share.
2.2 The Trust has agreed to subscribe for, and the Company has agreed to allot and issue to the Trust, the Class C Pref Share upon the terms and conditions contained in this Agreement.
2.3 The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.
3        SUSPENSIVE
CONDITIONS
3.1 This Agreement, save for the provisions of clause 1, this clause 3, and clauses 6 to 16 which will become effective immediately, shall be subject to the suspensive conditions that, by no later than 30 November 2006 –
3.1.1 the Trust Loan Agreement has been entered into and has become unconditional in accordance with its terms, save in respect of any condition requiring that this Agreement becomes unconditional; and

3.1.2 all such resolutions have been passed by the shareholders and directors of the Company and, where required, registered by the Registrar of
Companies, as may be necessary in order to approve and implement the provisions of this Agreement.
3.2 The Suspensive Conditions have been inserted for the benefit of both Parties and may therefore only be waived by agreement in writing between the Parties.
3.3 Each of the Parties will use commercially reasonable endeavours and the
Parties will co-operate in good faith to procure the fulfilment of the Suspensive
Conditions as soon as reasonably possible after the Signature Date.
3.4 Unless all the Suspensive Conditions have been fulfilled or waived by not later than the date specified for fulfilment thereof set out above (or such later date or dates as may be agreed in writing between the Parties) the provisions of this
Agreement, save for the provisions of clause 1, this clause 3, and clauses 6 to
16 which will become effective immediately, will never become of any force or effect and the status quo ante will be restored as near as may be and neither of the Parties will have any claim against the other in terms hereof or arising from the failure of the Suspensive Conditions, save for any claims arising from a breach of the provisions of clause 3.3.
4         SUBSCRIPTION, ALLOTMENT AND ISSUE
4.1 The Trust hereby, but with effect from the Closing Date, subscribes for the Class
C Pref Share at the Subscription Price.
4.2 The Trust shall pay the Subscription Price on the Closing Date in cash by causing the Nominated Attorneys to electronically transfer such portion of the subscription price payable by DRDGOLD to the Nominated Attorneys in trust in terms of the Trust Loan Agreement as is equal to the Subscription Price, into such banking account as the Company may notify the Nominated Attorneys in writing.

4.3 On the Closing Date, against compliance by the Trust with the obligation to pay the Subscription Price, the Company shall allot and issue the Class C Pref Share and shall deliver the share certificate in respect thereof to the Trust.
4.4 The creation duty payable on the creation of the Class C Pref Share shall be borne and paid by the Company.
5
RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE CLASS
C PREF SHARE
The Class C Pref Share shall have the rights, privileges and restrictions set out in annexe "A".
6
BREACH
6.1 If, before the completion of the allotment and issue of the Class C PrefShare, either Party commits a breach of its obligations under this Agreement, and if the breach in question is not remedied before the expiry of a period of 48 (forty eight)
hours after the aggrieved Party has given notice to the other Party to remedy same, the aggrieved party shall be entitled to cancel this Agreement on written notice to the other Party.
6.2 The Parties agree that after the subscription by the Trust for, and the allotment and issue by the Company of, the Class C Pref Share in terms of this
Agreement, the cancellation of this Agreement in the event of a breach would be an inappropriate and insufficient remedy and that irreparable damage would occur if the provisions of this Agreement were not complied with. It is accordingly agreed that, in the event of a breach, the aggrieved Party shall be entitled
(without prejudice to any other rights which it may have in law save for the right to cancel the Agreement) to an order for specific performance and to recover any damages which it may have suffered,
6.3 Subject to the provisions of clause 6.2, this Agreement and the Trust Loan
Agreement form part of one indivisible transaction. Should either this Agreement or the Trust Loan Agreement be terminated for any reason whatsoever, the other of them shall terminate simultaneously.
7
GENERAL WARRANTIES
Each of the Parties hereby warrants to and in favour of the other that —
7.1 it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement; and
7.2 this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms.
8
CO-OPERATION
8.1 The Parties undertake at all times to co-operate with each other in good faith in order to carry out this Agreement and to implement all transactions and steps contemplated herein. The Parties further undertake not to take any action or to omit taking any action which will result in delaying or impeding the implementation of this Agreement.
9
PUBLICITY
9.1 Subject to the provisions of clause 9.3, each Party undertakes to keep confidential and not to disclose to any third party, save as may be required in law
(including by the rules of any recognised securities exchange) or permitted in terms of this Agreement, the nature, content or existence of this Agreement and any and all information given by a Party to the other Party pursuant to this
Agreement.
9.2 No announcements of any nature whatsoever shall be made by or on behalf of a
Party relating to this Agreement without the prior consent of the other Party, save for any announcement or other statement required to be made in terms of the provisions of any law (or the rules of any recognised securities exchange) in which event the Party obliged to make such statement shall first consult with the other Party in order to enable them in good faith to attempt to agree the content of such announcement, which (unless agreed) must go no further than is required in terms of such law or rules. This shall not apply to a Party wishing to respond to the other Party which has made an announcement of some nature in breach of this clause 9.
9.3 The provisions of this clause 9 shall not apply to any disclosure made by a Party to its professional advisors or consultants, provided that they have agreed to the same confidentiality undertakings, or to any judicial or arbitral tribunal or officer, in connection with any matter relating to this Agreement or arising out of it.
10
DISPUTE RESOLUTION
10.1 In the event of there being any dispute or difference between the Parties arising out of this Agreement, or in connection with it, or regarding its interpretation, validity, execution, implementation, termination or cancellation, the said dispute or difference shall on written demand by either Party be submitted to arbitration in Johannesburg in accordance with the AFSA rules for commercial arbitration.
10.2    Should AFSA, as an institution, not be operating at that time or not be accepting requests for arbitration for any reason, then the arbitration shall be conducted in accordance with the AFSA rules for commercial arbitration, but administered by the attorneys of the Parties, before an arbitrator appointed by agreement between the Parties or failing agreement within 10 (ten) business days of the demand for arbitration, then either Party shall be entitled to forthwith call upon the chairperson of the Johannesburg Bar Council to nominate the arbitrator, provided that the person so nominated shall be an advocate of not less than 10
(ten) years standing as such. The person so nominated shall be accepted by and appointed as the arbitrator by the Parties. In the event of the attorneys of the
Parties failing to agree on any matter relating to the administration of the arbitration, such matter shall be referred to and decided by the arbitrator whose decision shall be final and binding on the Parties.

10.3
Either Party may appeal the decision of the arbitrator or arbitrators in terms of the AFSA rules for commercial arbitration.
10.4
Nothing herein contained shall be deemed to prevent or prohibit a Party from applying to the appropriate court for urgent relief or for judgment in relation to a liquidated claim.
10.5    Any arbitration in terms of this clause 10 shall be conducted in camera and the
Parties shall treat as confidential and not disclose to any third party details of the dispute submitted to arbitration, the conduct of the arbitration proceedings or the outcome of the arbitration, without the written consent of the other Party.
10.6    The provisions of this clause 10 will continue to be binding on the Parties notwithstanding any termination or cancellation of the Agreement.
10.7    The Parties agree that the written demand by a Party in terms of clause 10.1 that the dispute or difference be submitted to arbitration, is to be deemed to be a legal process for the purpose of interrupting extinctive prescription in terms of the
Prescription Act, 1969.
11
BENEFIT OF THE AGREEMENT
This Agreement will be also for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or either of them.
12
NOTICES AND DOMICILIA
12.1    The Parties choose as their respective domicilia citandi et executandi for the purpose of legal proceedings and for the purposes of giving or sending any notice provided for or necessary in terms of this Agreement, the following addresses and telefax numbers for each of them -
Name                          Physical Address                 Telefax
Trust
The Birches
+27 (0) 11 457 6901
Riverwoods Office Park
Johnson Road
Bedfordview

Marked for the attention of Dr Paseka Ncholo
Name
Physical Address
Telefax
Company 4 Ebsco House +27 (0)11 482 4641
299 Pendoring Ave
Blackheath
Marked for the attention of: N Pretorius
provided that a Party may change its domicilium to any other physical address or telefax number within the Republic of South Africa by written notice to the other Party to that effect. Such change of address will be effective 5 (five) business days after receipt of the notice of the change of domicilium.
12.2 All notices to be given in terms of this Agreement will be in writing and will -
12.2.1 be delivered by hand or sent by telefax;
12.2.2 if delivered by hand during business hours, be presumed to have been received on the date of delivery. Any notice delivered after business hours or on a day which is not a business day will be presumed to have been received on the following business day; and
12.2.3 if sent by telefax during business hours, be presumed to have been received on the date of successful transmission of the telefax. Any telefax sent after business hours or on a day which is not a business daywill be presumed to have been received on the following business day.
12.3 Notwithstanding the above, any notice given in writing, and actually received by the Party to whom the notice is addressed, will be deemed to have been properly given and received, notwithstanding that such notice has not been given in accordance with this clause.
12.4 The Parties record that whilst they may correspond via email during the currency of this Agreement for operational reasons, no formal notice required in terms of this Agreement, nor any amendment of or variation to this Agreement may be given or concluded via email.
13
GENERAL
13.1 This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement will be binding on either of the Parties.
13.2 No variation, addition, deletion, or agreed cancellation will be of any force or effect unless in writing and signed by or on behalf of the Parties. Failure or delay on the part of either Party in exercising any right, power or privilege hereunder will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
13.3 All provisions and the various clauses and sub-clauses of this Agreement are, notwithstanding the manner in which they have been grouped together or linked grammatically, severable from each other. Any provision, clause or sub-clause of this Agreement which is or becomes unenforceable in any jurisdiction, whether due to voidness, invalidity, illegality, unlawfulness or for any other reason whatever, shall, in such jurisdiction only and only to the extent that it is so unenforceable, be treated as pro non scnpto and the remaining provisions, clauses and sub-clauses of this Agreement shall remain of full force and effect.
13.4     Neither this Agreement nor any part, share or interest therein nor any rights or obligations hereunder may be ceded, assigned, or otherwise transferred without the prior written consent of the other Party.
13.5 This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same agreement as at the date of signature of the Party last signing one of the counterparts.
14
APPLICABLE LAW AND JURISDICTION
14.1 This Agreement will in all respects be governed by and construed under the laws of the Republic of South Africa.
14.2    Subject to the provisions of clause 10, the Parties hereby consent and submit to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High
Court of the Republic of South Africa in any dispute arising from or in connection with this Agreement. The Parties agree that any costs awarded will be recoverable in accordance with the High Court tariff, determined on an attorney-
and-own-client scale.
15      COSTS
It is recorded that the fees and disbursements of the Nominated Attorneys of and incidental to the negotiation, drafting, preparation and implementation of this
Agreement will be borne and paid by DRDSA. All further legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Agreement will be paid by the Party incurring such costs.
16
SIGNATURE
Signed on behalf of the Parties as set out below, each signatory hereto warranting that he or she has due authority to do so -

SIGNED at         BEDFORDVIEW             on 24 October 2006
For and on behalf of
THE TRUSTEES FOR THE TIME
BEING OF THE DRDSA
EMPOWERMENT TRUST
_________________________________
_
Signature:

/s/ T Mogotsi
Trustee

SIGNED at ___________________________on 30 November 2006.
For and on behalf of
CROWN GOLD RECOVERIES
(PROPRIETARY) LIMITED
_________________________________
Signature: /s/ LC Lamsley
_________________________________
Name of Signatory:
_________________________________
Designation of Signatory:
COO

TERMS AND CONDITIONS OF THE CLASS C CUMULATIVE
PARTICIPATING PREFERENCE SHARE
1 In this annexe "A", unless the context otherwise indicates, the following terms shall have the meanings assigned to them hereunder -
1.1
"Act" means the Companies Act, 1973;
1.2
"Company" means Crown Gold Recoveries (Proprietary) Limited, registration number 1988/0055115107, a limited liability private company duly incorporated in the Republic of South Africa;
1.3
"Class A Pref Share" means the existing Class A cumulative participating preference share in the share capital of the Company with a par value of R1.00
(one rand);
1.4
"Class B Pref Share" means a Class B cumulative participating preference share in the share capital of the Company with a par value of R1.00 (one rand);
1.5
"Class C Pref Share" means a Class C cumulative participating preference share in the share capital of the Company with a par value of R1.00 (one rand), and having the rights, privileges and restrictions contained in annexe "A";
1.6
"Dividend Date" means the last business day of each successive Dividend Period on which date the Preference Dividend owing to the Holder is calculated and becomes due and payable;
1.7
"Dividend Period" means successive periods of 3 (three) months each, commencing on the V' (first) day following the preceding Dividend Period and ending on the last business day of each of December, March, June and September in each year, provided that the 1
st
(first) Dividend Period will commence on the 1
st
(first) day following the Issue Date;
1.8
"DRDGOLD" means DRDGOLD Limited, registration number 1895/000926106, a limited liability public company duly incorporated in the Republic of South Africa;

1.9
"Holder" means the holder of the Class C Pref Share from time to time;
1.10
"IDC" means the Industrial Development Corporation of South Africa Limited,
registration number 1940/014201/06, a body corporate duly incorporated by statute in the Republic of South Africa;
1.11
"Issue Date" means the actual date of issue of the Class C Pref Share;
1.12
"Preference Dividend" means the preferential cash dividend payable to the
Holder in accordance with the provisions of clause 3.1;
1.13
"Secured Shareholder Loans" means the loans recorded in the loan agreements concluded during February 2003 between the Company and each of DRDGOLD and the IDC, the rights and obligations of the IDC under the relevant loan agreement since having been assigned to DRDGOLD; and
1.14
"Subscription Price" means the amount of R1,091,400.00 (one million ninety one thousand four hundred rands).
2 The Class C Pref Share will be allotted and issued at par plus a premium in the aggregate equal to the Subscription Price.
3 The Class C Pref Share will carry the following special rights and will be subject to the following special conditions -
3.1 The Class C Pref Share carries the right in favour of the Holder to call for and receive, after the payment of the preference dividend payable on the Class A Pref
Share, contemporaneously with the payment of the preference dividend payable on the Class B Pref Share, but in priority to any dividend on any other class of shares for the time being issued by the Company, a preferential dividend in an amount of R0.06 (six cents) (less any Secondary Tax on Companies, or any other dividend tax imposed in its stead which the Company becomes obliged to pay on every dividend of R0.06 (six cents)) for every R0.74 (seventy four cents) that the

Company pays to DRDGOLD or its successor in title, both towards capital and interest on capital in terms of the Secured Shareholder Loans.
3.2
Each Preference Dividend shall accrue in favour of the Holder immediately upon payment of any amount towards the Shareholder Loans and shall become payable on the next Dividend Date.
3.3 The Class C Pref Share shall entitle the Holder to receive Preference Dividends until the outstanding balance on the Secured Shareholder Loans has been reduced to Nil.
3.4 On a winding-up of the Company or on any repayment of its capital, the Class C
Pref Share shall rank, in regard to all arrears of Preference Dividends (whether declared or not) calculated to the date of the distribution or repayment, after the
Class A Pref Share, equally with the Class B Pref Share, but in priority to any other shares for the time being issued by the Company.
3.5 The Class C Pref Share shall not be entitled to any further (in addition to what is contained herein) participation in the profits or assets of the Company or, on its winding-up, in the distribution of its surplus assets.
3.6 The Holder shall be entitled to receive notice of and be entitled to attend but not to vote at any general meeting of the Company in respect of the Class C Pref Share unless, any Preference Dividend remains in arrear and unpaid for a period of 7
(seven) days after a Dividend Date, or a resolution is to be proposed at the general meeting -
3.6.1 which directly or indirectly adversely affects the rights attached to the Class C
Pref Share or directly affects the interests of the Holder; or
3.6.2 for the disposal of the whole or substantially the whole of the undertaking of the
Company or the whole or the greater part of the assets of the Company, in which event the Holder shall be entitled to vote on any such resolution.

3.7 The Holder shall, when it is entitled to vote and is present in person or is represented by a representative or by a proxy at a general meeting, have -
3.7.1 one vote on a show of hands;
3.7.2 so many votes on a poll as is determined in accordance with section 195 of the
Act.
3.8 Notwithstanding anything to the contrary herein contained -
3.8.1 the terms of the Class C Pref Share may not be cancelled, varied or added to;
and
3.8.2 other than the existing Class A Pref Share and the Class B Pref Share,no shares in the capital of the Company, ranking, as regards rights to dividends or, on a winding-up or return of capital, in priority to or pari passu with the Class C
Fret Share shall be created or issued, without a special resolution of the
Company and without the consent in writing of the Holder.
3.9 A certificate issued by the auditors of the Company for the time being as to the
Preference Dividends due from time to time shall, unless and until the contrary is proved, be binding on the Company and all its members.
3.10    The Company shall not be liable to the Holder for interest on any unclaimed
Preference Dividend. The Company shall retain all unclaimed monies until they are claimed; provided that any amount remaining unclaimed for a period of 12 (twelve)
years shall be forfeited by the Holder to the Company
.

CLASS C PREFERENCE SHARE SUBSCRIPTION
AGREEMENT
between
THE TRUSTEES FOR THE TIME BEING OF THE DRDSA EMPOWERMENT
TRUST
and
EAST RAND PROPRIETARY MINES LIMITED

1 INTERPRETATION ................................................................................
3
2 RECORDALS .........................................................................................
6
3 SUSPENSIVE
CONDITIONS ..................................................................
7
4 SUBSCRIPTION, ALLOTMENT AND ISSUE .........................................
8
5
RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE
CLASS C PREF SHARE......................................................................
8
6 BREACH................................................................................................
8
7 GENERAL
WARRANTIES ....................................................................
9
8 CO-OPERATION ..................................................................................
10
9 PUBLICITY ............................................................................................
10
10 DISPUTE
RESOLUTION .....................................................................
11
11 BENEFIT OF THE AGREEMENT ......................................................
12
12 NOTICES AND DOMICILIA ................................................................
12
13 GENERAL...........................................................................................
14
14 APPLICABLE LAW AND JURISDICTION ..........................................
15
15 COSTS ..............................................................................................
15
16 SIGNATURE.......................................................................................
15
ANNEXES
ANNEXE "A"
RIGHTS, PRIVILEGES AND RESTRICTIONS OF THE CLASS C
CUMULATIVE PARTICIPATING PREFERENCE SHARE

WHEREBY THE PARTIES AGREE AS FOLLOWS -
1.       INTERPRETATION
1.1 In this Agreement -
1.1.1    clause headings are for convenience only and are not to be used in its interpretation;
1.1.2    an expression which denotes -
1.1.2.1 any gender includes the other genders;
1.1.2.2
a natural person includes a juristic person and vice versa; and
1.1.2.3
the singular includes the plural and vice versa.
1.2 In this Agreement, unless the context clearly indicates a contrary intention, the following words and expressions shall bear the meanings assigned to them below and cognate words and expressions shall bear corresponding meanings -
1.2.1
"Act" means the Companies Act, 1973;
1.2.2
"AFSA" means the Arbitration Foundation of Southern Africa;
1.2.3
"Agreement" means this Class C Preference Share Subscription Agreement;
1.2.4
"Class C Pref Share" means a Class C cumulative participating preference share in the share capital of the Company with a par value of R1.00 (one rand), and having the rights, privileges and restrictions contained in annexe
"A";
1.2.5
"Closing Date" means the 1
5`
(first) business day after the date upon which
the last of the Suspensive Conditions has been fulfilled or waived, as the case may be;
1.2.6
"Company" means East Rand Proprietary Mines Limited, registration number
1893/000773/06, a limited liability public company duly incorporated in the
Republic of South Africa;

1.2.7
"DRDGOLD" means DRDGOLD Limited, registration number
1895/000926/06, a limited liability public company duly incorporated in the
Republic of South Africa;
1.2.8        "DRDSA" means DRDGOLD South African Operations (Proprietary) Limited,
registration number 2005/033662/07, a limited liability private company duly incorporated in the Republic of South Africa;
1.2.9
"Khumo Gold SPV" means Khumo Gold SPV (Proprietary) Limited, registration number 2005/029595/07, a limited liability private company duly incorporated in the Republic of South Africa;
1.2.10
"Nominated Attorneys" means Cliffe Dekker Incorporated, registration number 1998/018173/21, a firm of attorneys incorporated as a private company in the Republic of South Africa in accordance with section 53(b) of the Act;
1.2.11
"Parties" means the parties to this Agreement;
12.12
"Signature Date" means the date of signature of this Agreement by the Party last signing;
1.2.13
"Subscription Price" means the amount of R6,432,000.00 (six million four hundred and thirty two thousand rand);
1.2.14
"Suspensive Conditions" means the suspensive conditions contained in clause 3.1;
1.2.15
"Trust" means the DRDSA Empowerment Trust, an inter vivos trust established by oral agreement between Khumo Gold SPV, Masecheaba
Palesa Moletsane Ncholo and Mervin Percival Thulo Mogotsi on 07 September
2006; and
1.2.16
"Trust Loan Agreement" means the Loan Agreement entered into or to be entered into between DRDGOLD and the Trust contemporaneously with the entering into of this Agreement, and in terms of which DRDGOLD will lend and advance to the Trust an amount of R14,128,800.00 (fourteen million one hundred and twenty eight thousand eight hundred rand).
1.3
Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 1 or elsewhere in this
Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.
1.4
Words and expressions defined in any clause will, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.
1.5
Subject to the provisions of clauses 1.6 and 1.11, defined terms appearing in this
Agreement in title case will be given their meaning as defined, while the same terms appearing in lower case will be interpreted in accordance with their plain
English meaning.
1.6
A reference to any statutory enactment will be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.
1.7
Reference to "days" will be construed as calendar days unless qualified by the word "business", in which instance a "business day" will be any day other than a
Saturday, Sunday or public holiday as gazetted by the government of the
Republic of South Africa from time to time. Any reference to "business hours"
shall be construed as being the hours between 08h30 and 17h00 on any business day. Any reference to time shall be based upon Central African Time.
1.8
Unless specifically otherwise provided, any number of days prescribed will be determined by excluding the first and including the last day or, where the last day falls on a day that is not a business day, the next succeeding business day.
1.9
Where figures are referred to in numerals and in words, and there is any conflict between the two, the words will prevail, unless the context indicates a contrary intention.
1.10 No provision herein will be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.
1.11    In this Agreement the words "clause" or "clauses" refer to clauses of this
Agreement.
2 RECORDALS
2.1 In terms of the Trust Loan Agreement, DRDGOLD will lend and advance an amount of R14,128,800.00 (fourteen million one hundred and twenty eight thousand eight hundred rand) to the Trust, on condition, inter alia, that the Trust applies the proceeds of the said subscription to subscribe for inter alia the Class
C Pref Share.
2.2 The Trust has agreed to subscribe for, and the Company has agreed to allot and issue to the Trust, the Class C Pref Share upon the terms and conditions contained in this Agreement.
2.3 The Parties wish to record in writing their agreement in respect of the above and matters ancillary thereto.
3
SUSPENSIVE CONDITIONS
3.1 This Agreement, save for the provisions of clause 1, this clause 3, and clauses
6 to 16 which will become effective immediately, shall be subject to the suspensive conditions that, by no later than 30 November 2006 –
3.1.1 the Trust Loan Agreement has been entered into and has become unconditional in accordance with its terms, save in respect of any condition requiring that this Agreement becomes unconditional; and
3.1.2 all such resolutions have been passed by the shareholders and directors of the Company and, where required, registered by the Registrar of Companies, as may be necessary in order to approve and implement the provisions of this

Agreement.
3.2 The Suspensive Conditions have been inserted for the benefit of both Parties and may therefore only be waived by agreement in writing between the Parties.
3.3 Each of the Parties will use commercially reasonable endeavours and the Parties will co-operate in good faith to procure the fulfilment of the Suspensive Conditions as soon as reasonably possible after the Signature Date.
3.4 Unless all the Suspensive Conditions have been fulfilled or waived by not later than the date specified for fulfilment thereof set out above (or such later date or dates as may be agreed in writing between the Parties) the provisions of this
Agreement, save for the provisions of clause 1, this clause 3, and clauses 6 to 16 which will become effective immediately, will never become of any force or effect and the
status quo ante will be restored as near as may be and neither of the
Parties will have any claim against the other in terms hereof or arising from the failure of the Suspensive Conditions, save for any claims arising from a breach of the provisions of clause 3.3.
4         SUBSCRIPTION, ALLOTMENT AND ISSUE
4.1 The Trust hereby, but with effect from the Closing Date, subscribes for the
Class C Pref Share at the Subscription Price.
4.2 The Trust shall pay the Subscription Price on the Closing Date in cash by causing the Nominated Attorneys to electronically transfer such portion of the subscription price payable by DRDGOLD to the Nominated Attorneys in trust in terms of the
Trust Loan Agreement as is equal to the Subscription Price, into such banking account as the Company may notify the Nominated Attorneys in writing.
4.3 On the Closing Date, against compliance by the Trust with the obligation to pay the Subscription Price, the Company shall allot and issue the Class C Pref Share and shall deliver the share certificate in respect thereof to the Trust.

4.4 The creation duty payable on the creation of the Class C Pref Share shall be borne and paid by the Company.
5
RIGHTS, PRIVILEGES AND RESTRICTIONS ATTACHING TO THE CLASS C
PREF SHARE
The Class C Pref Share shall have the rights, privileges and restrictions set out in annexe "A".
6
BREACH
6.1 If, before the completion of the allotment and issue of the Class C Pref Share, either Party commits a breach of its obligations under this Agreement, and if the breach in question is not remedied before the expiry of a period of 48 (forty eight)
hours after the aggrieved Party has given notice to the other Party to remedy same, the aggrieved party shall be entitled to cancel this Agreement on written notice to the other Party.
6.2 The Parties agree that after the subscription by the Trust for, and the allotment and issue by the Company of, the Class C Pref Share in terms of this Agreement, the cancellation of this Agreement in the event of a breach would be an inappropriate and insufficient remedy and that irreparable damage would occur if the provisions of this Agreement were not complied with. It is accordingly agreed that, in the event of a breach, the aggrieved Party shall be entitled (without prejudice to any other rights which it may have in law save for the right to cancel the Agreement) to an order for specific performance and to recover any damages which it may have suffered.
6.3      Subject to the provisions of clause 6.2, this Agreement and the Trust Loan
Agreement form part of one indivisible transaction. Should either this Agreement or the Trust Loan Agreement be terminated for any reason whatsoever, the other of them shall terminate simultaneously.

7
GENERAL WARRANTIES
Each of the Parties hereby warrants to and in favour of the other that -
7.1 it has the legal capacity and has taken all necessary corporate action required to empower and authorise it to enter into this Agreement; and
7.2 this Agreement constitutes an agreement valid and binding on it and enforceable against it in accordance with its terms.
8
CO-OPERATION
8.1 The Parties undertake at all times to co-operate with each other in good faith in order to carry out this Agreement and to implement all transactions and steps contemplated herein. The Parties further undertake not to take any action or to omit taking any action which will result in delaying or impeding the implementation of this Agreement.
9
PUBLICITY
9.1 Subject to the provisions of clause 9.3, each Party undertakes to keep confidential and not to disclose to any third party, save as may be required in law
(including by the rules of any recognised securities exchange) or permitted in terms of this Agreement, the nature, content or existence of this Agreement and any and all information given by a Party to the other Party pursuant to this
Agreement.
9.2 No announcements of any nature whatsoever shall be made by or on behalf of a
Party relating to this Agreement without the prior consent of the other Party, save for any announcement or other statement required to be made in terms of the provisions of any law (or the rules of any recognised securities exchange) in which event the Party obliged to make such statement shall first consult with the other Party in order to enable them in good faith to attempt to agree the content of such announcement, which (unless agreed) must go no further than is required in terms of such law or rules. This shall not apply to a Party wishing to respond to the other Party which has made an announcement of some nature in breach of this clause 9.
9.3 The provisions of this clause 9 shall not apply to any disclosure made by a Party to its professional advisors or consultants, provided that they have agreed to the same confidentiality undertakings, or to any judicial or arbitral tribunal or officer, in connection with any matter relating to this Agreement or arising out of it.
10       DISPUTE RESOLUTION
10.1 In the event of there being any dispute or difference between the Parties arising out of this Agreement, or in connection with it, or regarding its interpretation, validity, execution, implementation, termination or cancellation, the said dispute or difference shall on written demand by either Party be submitted to arbitration in
Johannesburg in accordance with the AFSA rules for commercial arbitration.
10.2 Should AFSA, as an institution, not be operating at that time or not be accepting requests for arbitration for any reason, then the arbitration shall be conducted in accordance with the AFSA rules for commercial arbitration, but administered by the attorneys of the Parties, before an arbitrator appointed by agreement between the Parties or failing agreement within 10 (ten) business days of the demand for arbitration, then either Party shall be entitled to forthwith call upon the chairperson of the Johannesburg Bar Council to nominate the arbitrator, provided that the person so nominated shall be an advocate of not less than 10 (ten) years standing as such. The person so nominated shall be accepted by and appointed as the arbitrator by the Parties. In the event of the attorneys of the Parties failing to agree on any matter relating to the administration of the arbitration, such matter shall be referred to and decided by the arbitrator whose decision shall be final and binding on the Parties.
10.3 Either Party may appeal the decision of the arbitrator or arbitrators in terms of the AFSA rules for commercial arbitration.
10.4 Nothing herein contained shall be deemed to prevent or prohibit a Party from applying to the appropriate court for urgent relief or for judgment in relation to a liquidated claim.
10.5     Any arbitration in terms of this clause 10 shall be conducted in camera and the
Parties shall treat as confidential and not disclose to any third party details of the dispute submitted to arbitration, the conduct of the arbitration proceedings or the outcome of the arbitration, without the written consent of the other Party.
10.6    The provisions of this clause 10 will continue to be binding on the Parties notwithstanding any termination or cancellation of the Agreement.
10.7 The Parties agree that the written demand by a Party in terms of clause 10.1 that the dispute or difference be submitted to arbitration, is to be deemed to be a legal process for the purpose of interrupting extinctive prescription in terms of the
Prescription Act, 1969.
11
BENEFIT OF THE AGREEMENT
11.1 This Agreement will be also for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or either of them.
12
NOTICES AND DOMICILIA
12.1
The Parties choose as their respective domicilia citandi et executandi for the purpose of legal proceedings and for the purposes of giving or sending any notice provided for or necessary in terms of this Agreement, the following addresses and telefax numbers for each of them -

Name                           Physical Address
Telefax
Trust The Birches +27 (0) 11 457 6901
Riverwoods Office Park
Johnson Road
Bedfordview
Marked for the attention of Dr Paseka Ncholo
Name
Physical Address
Telefax
Company 4 Ebsco House +27 (0)11 482 4641
299 Pendoring Ave
Blackheath
Marked for the attention of: N Pretorius
provided that a Party may change its domicilium to any other physical address or telefax number within the Republic of South Africa by written notice to the other Party to that effect. Such change of address will be effective 5 (five) business days after receipt of the notice of the change of domicilium.
12.2 All notices to be given in terms of this Agreement will be in writing and will -
12.2.1 be delivered by hand or sent by telefax;
12.2.2 if delivered by hand during business hours, be presumed to have been received on the date of delivery. Any notice delivered after business hours or on a day which is not a business day will be presumed to have been received on the following business day; and
12.2.3 if sent by telefax during business hours, be presumed to have been received on the date of successful transmission of the telefax. Any telefax sent after business hours or on a day which is not a business day will be presumed to have been received on the following business day.
12.3    Notwithstanding the above, any notice given in writing, and actually received by the Party to whom the notice is addressed, will be deemed to have been properly given and received, notwithstanding that such notice has not been given in accordance with this clause.
12.4    The Parties record that whilst they may correspond via email during the currency of this Agreement for operational reasons, no formal notice required in terms of this Agreement, nor any amendment of or variation to this Agreement may be given or concluded via email.
13
GENERAL
13.1 This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement will be binding on either of the Parties.
13.2     No variation, addition, deletion, or agreed cancellation will be of any force or effect unless in writing and signed by or on behalf of the Parties. Failure or delay on the part of either Party in exercising any right, power or privilege hereunder will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
13.3     All provisions and the various clauses and sub-clauses of this Agreement are, notwithstanding the manner in which they have been grouped together or linked grammatically, severable from each other. Any provision, clause or sub-clause of this Agreement which is or becomes unenforceable in any jurisdiction, whether due to voidness, invalidity, illegality, unlawfulness or for any other reason whatever, shall, in such jurisdiction only and only to the extent that it is so unenforceable, be treated as pro non scripto and the remaining provisions, clauses and sub-clauses of this Agreement shall remain of full force and effect.
13.4    Neither this Agreement nor any part, share or interest therein nor any rights or obligations hereunder may be ceded, assigned, or otherwise transferred without the prior written consent of the other Party.
13.5 This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same agreement as at the date of signature of the Party last signing one of the counterparts.
14
APPLICABLE LAW AND JURISDICTION
14.1 This Agreement will in all respects be governed by and construed under the laws of the Republic of South Africa.
14.2 Subject to the provisions of clause 10, the Parties hereby consent and submit to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High
Court of the Republic of South Africa in any dispute arising from or in connection with this Agreement. The Parties agree that any costs awarded will be recoverable in accordance with the High Court tariff, determined on an attorney-
and-own-client scale.
15       COSTS
It is recorded that the fees and disbursements of the Nominated Attorneys of and incidental to the negotiation, drafting, preparation and implementation of this
Agreement will be borne and paid by DRDSA. All further legal costs and expenses of and incidental to the negotiation, drafting, preparation and implementation of this Agreement will be paid by the Party incurring such costs.
16       SIGNATURE
Signed on behalf of the Parties as set out below, each signatory hereto warranting that he or she has due authority to do so -

SIGNED at            BEDFORDVIEW        on 24 October 2006
For and on behalf of
THE TRUSTEES FOR THE TIME
BEING OF THE DRDSA
EMPOWERMENT TRUST
__________________________________
Signature:

/s/ T Mogotsi
Trustee

SIGNED at ___________________________on 30 November 2006.
For and on behalf of
EAST RAND PROPRIETARY
MINES LIMITED
_________________________________
Signature: /s/ LC Lamsley
_________________________________
Name of Signatory:
_________________________________
Designation of Signatory:
COO

TERMS AND CONDITIONS OF THE CLASS C CUMULATIVE
PARTICIPATING PREFERENCE SHARE
1 In this annexe "A", unless the context otherwise indicates, the following terms shall have the meanings assigned to them hereunder -
1.1 "Act" means the Companies Act, 1973;
1.2
"Company" means East Rand Proprietary Mines Limited, registration number
1893/000773/06, a limited liability public company duly incorporated in the
Republic of South Africa;
1.3
"Class A Pref Share" means the existing Class A cumulative participating preference share in the share capital of the Company with a par value of R1.00
(one rand);
1.4
"Class B Pref Share" means a Class B cumulative participating preference share in the share capital of the Company with a par value of R1.00 (one rand);
1.5
"Class C Pref Share" means a Class C cumulative participating preference share in the share capital of the Company with a par value of R1.00 (one rand), and having the rights, privileges and restrictions contained in annexe "A";
1.6
"Debenture Deeds" means the debenture deeds concluded during February
2003 between the Company and each of DRDGOLD and the IDC, the rights and obligations of the IDC under the relevant debenture deed since having been assigned to DRDGOLD;
1.7
"Dividend Date" means the last business day of each successive Dividend
Period on which date the Preference Dividend owing to the Holder is calculated and becomes due and payable;

1.8
"Dividend Period" means successive periods of 3 (three) months each, commencing on the 1
st
(first) day following the preceding Dividend Period and
ending on the last business day of each of December, March, June and
September in each year, provided that thei
st
(first) Dividend Period will commence
on the 1
5t
(first) day following the Issue Date;
1.9
"DRDGOLD" means DRDGOLD Limited, registration number 1895/000926/06, a limited liability public company duly incorporated in the Republic of South Africa;
1.10
"Holder" means the holder of the Class C Pref Share from time to time;
1.11    "1DC" means the Industrial Development Corporation of South Africa Limited,
registration number 1940/014201/06, a body corporate duly incorporated by statute in the Republic of South Africa;
1.12
"Issue Date" means the actual date of issue of the Class C Pref Share;
1.13
"Preference Dividend" means the preferential cash dividend payable to the
Holder in accordance with the provisions of clause 3.1;
1.14    "Secured Shareholder Loans" means the loans recorded in the loan agreements concluded during February 2003 between the Company and each of
DRDGOLD and the IDC, the rights and obligations of the IDC under the relevant loan agreement since having been assigned to DRDGOLD; and
1.15
"Subscription Price" means the amount of R6,432,000.00 (six million four hundred and thirty two thousand rand).
2 The Class C Pref Share will be allotted and issued at par plus a premium in the aggregate equal to the Subscription Price.
3 The Class C Pref Share will carry the following special rights and will be subject to the following special conditions -
3.1
The Class C Pref Share carries the right in favour of the Holder to call for and receive, after the payment of the preference dividend payable on the Class A
Pref Share, contemporaneously with the payment of the preference dividend payable on the Class B Pref Share, but in priority to any dividend on any other class of shares for the time being issued by the Company, a preferential dividend in an amount of R0.06 (six cents) (less any Secondary Tax on
Companies, or any other dividend tax imposed in its stead which the Company becomes obliged to pay on every dividend of R0.06 (six cents)) for every R0.74
(seventy four cents) that the Company pays to DRDGOLD or its successor in title, both towards –
3.1.1
capital and interest on capital in terms of the Secured Shareholder Loans; and
3.1.2
interest and smelter royalties in terms of, or to redeem, the debentures issued by the Company in terms of the Debenture Deeds.
3.2
Each Preference Dividend shall accrue in favour of the Holder immediately upon payment of any amount towards the Secured Shareholder Loans or in terms of the Debenture Deeds and shall become payable on the next Dividend Date.
3.3
The Class C Pref Share shall entitle the Holder to receive Preference Dividends until the –
3.3.1   the outstanding balance on the Secured Shareholder Loans has been reduced to
Nil; and
3.3.2   the debentures issued under the Debenture Deeds have been redeemed in full and all amounts owing in respect of such debentures have been paid in full.
3.4
On a winding-up of the Company or on any repayment of its capital, the Class C

Pref Share shall rank, in regard to all arrears of Preference Dividends (whether declared or not) calculated to the date of the distribution or repayment, after the
Class A Pref Share, equally with the Class B Pref Share, but in priority to any other shares for the time being issued by the Company.
3.5
The Class C Pref Share shall not be entitled to any further (in addition to what is contained herein) participation in the profits or assets of the Company or, on its winding-up, in the distribution of its surplus assets.
3.6
The Holder shall be entitled to receive notice of and be entitled to attend but not to vote at any general meeting of the Company in respect of the Class C Pref
Share unless, any Preference Dividend remains in arrear and unpaid for a period of 7 (seven) days after a Dividend Date, or a resolution is to be proposed at the general meeting -
3.6.1
which directly or indirectly adversely affects the rights attached to the Class C
Pref Share or directly affects the interests of the Holder; or
3.6.2
for the disposal of the whole or substantially the whole of the undertaking of the Company or the whole or the greater part of the assets of the Company, in which event the Holder shall be entitled to vote on any such resolution.
3.7
The Holder shall, when it is entitled to vote and is present in person or is represented by a representative or by a proxy at a general meeting, have -
3.7.1
one vote on a show of hands;
3.7.2
so many votes on a poll as is determined in accordance with section 195 of the Act.
3.8
Notwithstanding anything to the contrary herein contained -

3.8.1 the terms of the Class C Pref Share may not be cancelled, varied or added to;
and
3.8.2 other than the existing Class A Pref Share and the Class B Pref Share, no shares in the capital of the Company, ranking, as regards rights to dividends or, on a winding-up or return of capital, in priority to or pari passu with the
Class C Pref Share shall be created or issued, without a special resolution of the Company and without the consent in writing of the Holder.
3.9 A certificate issued by the auditors of the Company for the time being as to the
Preference Dividends due from time to time shall, unless and until the contrary is proved, be binding on the Company and all its members.
3.10    The Company shall not be liable to the Holder for interest on any unclaimed
Preference Dividend. The Company shall retain all unclaimed monies until they are claimed; provided that any amount remaining unclaimed for a period of 12
(twelve) years shall be forfeited by the Holder to the Company.